VIA EDGAR and FEDEX
August 22, 2013
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kevin L. Vaughn
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 27, 2013
Filed March 12, 2013
File No. 000-23985

Dear Mr. Vaughn:

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”), I am responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2013, with respect to NVIDIA's Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff's convenience have been incorporated into this response letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Inventories, page 41

1.	We note your response to prior comment 1. Please address the following:

•	Tell us how your use and disclosure of increases and decreases in an inventory “reserve” is consistent with the guidance in SAB Topic 5BB.

•
Alternatively, revise the proposed disclosure to remove the references to an inventory reserve and to instead discuss the inventory write-downs taken in each reported period. Revise the discussion in the Critical Accounting Policies and Estimates section of MD&A to provide a robust discussion of the factors that resulted in the write-downs in each period and to clearly discuss the critical estimates and assumptions you make in determining obsolete and excess inventory amounts, as well as the estimated market value of your inventory.

•
To enhance the investor's understanding of the reliability of your estimates, revise the section to disclose the amounts of inventory write-downs recorded in each reported period as well as the amounts by which your gross margins were favorably impacted by the sale of previously written-down inventory in those periods.

•	Provide us a copy of your proposed disclosure

NVIDIA respectfully acknowledges the Staff's comment and has provided a copy of our updated proposed disclosure for Inventories in the Critical Accounting Policies and Estimates section of MD&A below. As requested, we have revised the disclosure to remove the references to an inventory reserve and to instead discuss the inventory write-downs taken in each reported period. In addition, we have revised the discussion in the Critical Accounting Policies and Estimates section of MD&A to provide a robust discussion of the factors that resulted in the write-downs in each period and to clearly discuss the critical estimates and assumptions we make in determining obsolete and excess inventory amounts. We have also revised the section to disclose the amounts of inventory write-downs recorded in each reported period as well as the amounts by which our gross margins were favorably impacted by the sale of previously written-down inventory in those periods. Our updated proposed disclosure is as follows:

“Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, and shipping costs. We charge cost of sales for inventory provisions to write down our inventory to the lower of cost or estimated market value or to completely write off obsolete or excess inventory. Most of our inventory provisions relate to the write-off of excess quantities of products, based on our inventory levels and future product purchase commitments compared to assumptions about future demand and market conditions. Once inventory has been written-off or written-down, it creates a new cost basis for the inventory that is not subsequently written-up.

Situations that may result in excess or obsolete inventory include changes in business and economic conditions, changes in consumer confidence caused by changes in market conditions, sudden and significant decreases in demand for our products, inventory obsolescence because of rapidly changing technology and customer requirements, failure to estimate customer demand properly for older products as newer products are introduced, or unexpected competitive pricing actions by our competition. In addition, cancellation or deferral of customer purchase orders could result in our holding excess inventory. Also, because we often sell a substantial portion of our products in the last month of each quarter, we may not be able to reduce our inventory purchase commitments in a timely manner in response to customer cancellations or deferrals.

Charges to cost of sales for inventory provisions totaled $89.9 million, $53.0 million and $175.2 million, unfavorably impacting our gross margin by 2.1%, 1.3% and 4.9%, in fiscal years 2013, 2012 and 2011, respectively. Sales of inventory that was previously written-off or written-down totaled $53.7 million, $71.1 million and $69.0 million, favorably impacting our gross margin by 1.3%, 1.8%, and 1.9% in fiscal years 2013, 2012 and 2011, respectively. As a result, the overall net effect on our gross margin from charges to cost of sales for inventory provisions and sales of items previously written-off or written-down was a 0.8% unfavorable impact in fiscal year 2013, a 0.5% favorable impact in fiscal year 2012, and a 3.0% unfavorable impact in fiscal year 2011.

During fiscal years 2013 and 2012, the charges we took to cost of sales for inventory provisions were primarily related to the write-off of excess quantities of certain older generations of GPU and Tegra Processor products whose inventory levels were higher than our updated forecasts of future demand for those products. As a fabless semiconductor company, we must make commitments to purchase inventory based on forecasts of future customer demand. In doing so, we must account for our third-party manufacturers' lead times and constraints. We also adjust to other market factors, such as product offerings and pricing actions by our competitors, new product transitions, and macroeconomic conditions - all of which may impact demand for our products. During fiscal year 2011, the charges we took to cost of sales for inventory provisions were primarily related to the write-off of certain older generations of GPU and MCP products during the second quarter of fiscal year 2011. These write-offs resulted from lowered demand assumptions after rising memory costs and the weakness of the Euro increased end market prices of graphics add-in cards, and growing economic concerns in Europe and China began to create pressure on discretionary spending. As a result, the market moved towards lower-cost GPUs and PCs with integrated graphics. This unexpected consumer PC market weakness resulted in lowered demand assumptions, and therefore excess inventory that we wrote off.

Please refer to the Gross Profit and Gross Margin section under the Results of Operations section of Management's Discussion and Analysis for further discussion.”

* * * *
In addition, NVIDIA acknowledges:

•	NVIDIA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NVIDIA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 486-2000, if you have any questions or would like any additional information regarding this matter.
Sincerely,
NVIDIA Corporation
By: /s/ Karen Burns
Karen Burns
Vice President and Interim Chief Financial Officer
cc: David M. Shannon - Executive Vice President, General Counsel and Secretary
Michael J. Byron - Vice President of Finance and Principal Accounting Officer
Eric C. Jensen - Cooley LLP
Gilbert Simonetti III - PricewaterhouseCoopers LLP
Wayne Hedden - PricewaterhouseCoopers LLP